Major resolutions of 2013 Annual General Meeting Date of events: 2013/06/25 Contents:

1.	Date of the shareholders' meeting: 2013/06/25

2.	Important resolutions: (1) Ratification of 2012 business report and financial statements.

(2)Ratification of the proposal for the distribution of 2012 earnings; the cash dividend is

NT$4.6295 per share. (3)Approval of the proposal for a cash distribution from capital surplus; the cash distribution is NT$0.7205 per share. (4)Approval of the amendment of the ”Articles of Incorporation”. (5)Approval of the amendment of the ”Procedures for Acquisition and Disposal of Assets”. (6)Approval of the amendment of the ”Procedures for Lending of Capital to Others”. (7)Approval of the amendment of the ”Operational Procedures for Endorsements and Guarantees”. (8)The election of the Company's 7th term directors Directors/Representatives of the MOTC: Yen-Sung Lee, Mu-Piao Shih, Yu-Fen Hong, Jih-Chu Lee, Gordon S. Chen, Yi-Bing Lin, Su-Ghen Huang, Shih-Peng Tsai. Independent directors: Chung-Yu Wang, Zse-Hong Tsai, Rebecca Chung- Fern Wu, Tain-Jy Chen and Yun-Tsai Chou. (9)Approval of the proposal to release the non-compete restrictions on the 7th term of directors.

3.	Endorsement of the annual financial statements (indicate “yes” or “no”):Yes

4.	Any other matters that need to be specified: None